UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 7)

ILLUMINA, INC.
(Name of Subject Company)
CKH ACQUISITION CORPORATION
ROCHE HOLDING LTD
(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.01 Per Share
(including the associated preferred stock purchase rights)

(Title of Class of Securities)
________________

452327109
(Cusip Number of Class of Securities)

Beat Kraehenmann
Roche Holding Ltd
Grenzacherstrasse 124
CH-4070 Basel
Switzerland
Telephone: +41-61-688-4111
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,579,204,583	$753,976.85

*
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of all 121,439,286 shares of common stock of Illumina, Inc. outstanding as of October 15, 2011, all 10,420,000 shares of common stock of Illumina subject to issuance pursuant to options outstanding as of October 2, 2011, all 3,124,000 shares of common stock of Illumina subject to issuance pursuant to outstanding restricted stock units as of October 2, 2011 and approximately 12,864,000 shares of common stock of Illumina subject to issuance upon conversion of Illumina’s outstanding convertible notes. The number of outstanding shares, options, and restricted stock units is contained in Illumina’s Quarterly Report on Form 10-Q for the quarter ended October 2, 2011.  The numbers of shares subject to issuance upon conversion of Illumina’s outstanding convertible notes is based on filings by Illumina with the Securities and Exchange Commission.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .00011460.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$753,976.85	Filing Party:	CKH Acquisition Corporation
Form or Registration No.:	SC TO-T	Date Filed:	January 27, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 7 to Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the statement originally filed on January 27, 2012 by CKH Acquisition Corporation, a Delaware corporation (the “Purchaser”) and an indirect wholly owned subsidiary of Roche Holding Ltd, a joint stock company organized under the laws of Switzerland. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred stock purchase rights, the “Shares”) of Illumina, Inc., a Delaware corporation, at $44.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO filed on January 27, 2012 (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

Item 1. Summary Term Sheet.

The Offer to Purchase is hereby amended by revising clause (iv) under the caption “What are the most significant conditions to the Offer?” on page 5 of the Offer to Purchase as follows:

“(iv) the Company not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing, in our reasonable discretion, our ability to acquire the Company or otherwise diminishing the expected value to us of the acquisition of the Company.”

Item 4. Terms of the Transaction.

The Offer to Purchase is hereby amended by revising clause (IV) of the first full paragraph on page 1 of the Offer to Purchase as follows:

“(IV) THE COMPANY NOT HAVING ENTERED INTO OR EFFECTUATED ANY AGREEMENT OR TRANSACTION WITH ANY PERSON OR ENTITY HAVING THE EFFECT OF IMPAIRING, IN THE PURCHASER’S REASONABLE DISCRETION, THE PURCHASER’S OR PARENT’S ABILITY TO ACQUIRE THE COMPANY OR OTHERWISE DIMINISHING THE EXPECTED VALUE TO PARENT OF THE ACQUISITION OF THE COMPANY.”

 The Offer to Purchase is hereby amended by revising clause (iv) of the second full paragraph on page 8 of the Offer to Purchase as follows:

“(iv) the Company not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing, in the Purchaser’s reasonable discretion, the Purchaser’s or Parent’s ability to acquire the Company or otherwise diminishing the expected value to Parent of the acquisition of the Company (the “Impairment Condition”).”

Section 3 of the Offer to Purchase is hereby amended by deleting the last sentence under the heading “Determination of Validity” in its entirety and replacing it with the following text:

“Subject to applicable law as applied by a court of competent jurisdiction, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.  Tendering stockholders have the right to challenge our determination with respect to their Shares.”

Section 14 of the Offer to Purchase is hereby amended by deleting clause (v) in its entirety and replacing it with the following text:

“(v) there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones

Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the business day immediately preceding the commencement date of the Offer, (c) any change in the general political, market, economic or financial conditions in the United States, the European Union or elsewhere that, in our reasonable judgment, could have a material adverse effect on the business, financial condition or results of operations or prospects of Parent and its subsidiaries, taken as a whole, or the Company and its subsidiaries, taken as a whole, (d) in our reasonable judgment, the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, the European Union, Switzerland or elsewhere, (e) in our reasonable judgment, the nationalization, insolvency or placement into receivership of, or provision of extraordinary assistance to, any major bank in the United States, European Union or Switzerland, or the taking of possession of any such bank by a governmental or regulatory authority, (f) in our reasonable judgment, the default by any member of the European Union in payment of, or the inability of any such member to pay, any of its debts as they become due or the withdrawal (or announcement of an intent to withdraw) by any member of the European Monetary Union therefrom or any such member otherwise ceasing (or announcing its intent to cease) to maintain the Euro as its official currency, (g) in our reasonable judgment, any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S. dollar or Euro currency exchange rates (including a material decline in the value of the Euro or dollar relative to any other currency) or the markets therefor (including any suspension of, or  limitation on, such markets), (h) in our reasonable judgment, any material adverse change in the market price of the Shares or in the U.S. or European securities or financial markets, (i) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, (j) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event or change that, in our reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or the availability of financing or (k) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;”

Item 11. Terms of the Transaction.

Section 15 of the Offer to Purchase is hereby amended by deleting the first two sentences of the second full paragraph under the heading “U.S. Antitrust” in their entirety and replacing them with the following three sentences:

“Pursuant to the requirements of the HSR Act, Parent filed a Premerger Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on February 8, 2012.  Under the HSR Act, the waiting period applicable to the purchase of Shares pursuant to the Offer commenced on February 8, 2012, the day on which the Antitrust Division and the FTC received Parent’s Premerger Notification and Report Form.  As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on February 23, 2012, unless earlier terminated by the Antitrust Division or the FTC.”

Item 12. Exhibits.

Item 12 is hereby amended and supplemented with the following information:

Exhibit (a)(5)(xii) Press Release issued by Roche Holding Ltd, dated February 8, 2012.
Exhibit (a)(5)(xiii) Transcript of Roche Investors/Analysts Conference New York Strategy & Finance, dated February 3, 2012.
Exhibit (a)(5)(xiv) Transcript of Roche Investors/Analysts Conference New York Diagnostics, dated February 3, 2012.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2012

CKH ACQUISITION CORPORATION

By:	/s/ Bruce Resnick
	Name:	Bruce Resnick
	Title:	President

ROCHE HOLDING LTD

By:	/s/ Dr. Gottlieb Keller
	Name:	Dr. Gottlieb Keller
	Title:	Authorized Signatory

By:	/s/ Dr. Beat Kraehenmann
	Name:	Dr. Beat Kraehenmann
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated January 27, 2012.*
(a)(1)(ii)	Letter of Transmittal (including the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Summary Advertisement dated January 27, 2012.*
(a)(5)(i)	Press Release issued by Roche Holding Ltd, dated January 27, 2012.*
(a)(5)(ii)	Roche Memorandum to Global Sales Teams, dated January 27, 2012.*
(a)(5)(iii)	Transcript of Video Message to Roche Employees, dated January 30, 2012.*
(a)(5)(iv)	Press Release issued by Roche Holding Ltd, dated January 31, 2012.*
(a)(5)(v)	Press Release issued by Roche Holding Ltd, dated February 1, 2012.*
(a)(5)(vi)	Transcript of Roche Holding AG Earnings Call dated February 1, 2012.*
(a)(5)(vii)	Transcript of Roche Holding AG Earnings Call dated February 3, 2012.*
(a)(5)(viii)	Transcript of Roche Investors/Analysts Conference London Diagnostics Session 1, dated February 1, 2012.*
(a)(5)(ix)	Transcript of Roche Investors/Analysts Conference London Diagnostics Session 2, dated February 1, 2012.*
(a)(5)(x)	Transcript of Roche Investors/Analysts Conference London Strategy & Finance Session 1, dated February 1, 2012.*
(a)(5)(xi)	Transcript of Roche Investors/Analysts Conference London Strategy & Finance Session 2, dated February 1, 2012.*
(a)(5)(xii)	Press Release issued by Roche Holding Ltd, dated February 8, 2012.
(a)(5)(xiii)	Transcript of Roche Investors/Analysts Conference New York Strategy & Finance, dated February 3, 2012.
(a)(5)(xiv)	Transcript of Roche Investors/Analysts Conference New York Diagnostics, dated February 3, 2012.
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
______________________
* Previously filed.